Buenos Aires, September 7, 2016

COMISIÓN NACIONAL

DE VALORES

MERCADO DE VALORES

DE BUENOS AIRES

Ref.: Relevant Event.  Mandatory Cash Tender Offer and Public Offering for the Voluntary Exchange of Shares – Price Adjustment.

Dear Sirs:

I write to the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires in my capacity as Responsible of Market Relations of Pampa Energía S.A. (‘Pampa’ or the ‘Company’) in connection with the relevant events published on May 20, 2016 and July 27, 2016 and the announcement for the Offer published on the same date (the ‘Announcement’ ). To that regard, it is informed that on the date hereof, the Board of Directors of the Company decided, to speed up and facilitate the procedure with the regulatory body and to move forward in a swift way that will benefit both the shareholders of Petrobras Argentina S.A. and the shareholders of the Company, to increase the price to be offered in the Mandatory Cash Tender Offer to be made for the shares of Petrobras Argentina S.A.

Therefore, and subject to the approval of the regulatory body, Pampa will offer the shareholders of Petrobras Argentina S.A. a price per share equivalent to US$0.6825 that, converted into Argentine Pesos at the official exchange rate of the closing of the transaction, amounts to AR$10.3735.

Sincerely,

María Agustina Montes

Responsible of Market Relations